T 604.682.3701 F 604.682.3600	Suite 400, 455 Granville Street Vancouver, BC V6C 1T1	www.levon.com

February 9, 2009	TSX-V Trading symbol: LVN Berlin & Frankfurt: LO9

NON-BROKERED PRIVATE PLACEMENT OF 5,000,000 UNITS @ $0.05 PER UNIT

Levon Resources Ltd. (“the Company”) is pleased to announce that it has arranged a Non-Brokered Private Placement of 5,000,000 units at a price of $0.05 per unit, each unit consisting of one common share and one non-transferrable share purchase warrant.  Each warrant will entitle the investor to purchase one additional common share with a term of 2 years at an exercise price of $0.15 during the first year and $0.25 during the second year.  The warrants will be subject to an acceleration clause which will require the warrants to be exercised earlier, depending on the market price of the shares.

Stone’s Throw Capital Corp., a company controlled by the President will subscribe for 4,000,000 units, increasing its control position from 22.2% to approximately 32.6%, once the warrants are exercised.  Mr. Vic Chevillon, a senior geologist and a director of the Company will subscribe for 500,000 units, and the balance is being subscribed for by unrelated parties.

The Company is looking at potential projects and acquisitions, and the above Non-Brokered Private placement is to assist the Company in its negotiations and due diligence.

The above transaction will be subject to regulatory approval.

ON BEHALF OF THE BOARD

“Ron Tremblay”
______________________________
Ron Tremblay
President

The TSX Venture Exchange has not reviewed and does not accept the responsibility for the accuracy or adequacy of this release.